June 23, 2015

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-204921

Ladies and Gentlemen:

On behalf of ProNAi Therapeutics, Inc. (the “Company”), we submit this supplemental letter to inform the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the proposed preliminary price range for the initial public offering (the “IPO”) contemplated by the above-referenced Registration Statement on Form S-1, originally filed by the Company with the Commission on June 12, 2015 (the “Registration Statement”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus for the proposed IPO that will be between [*] and [*] per share (the “Preliminary Price Range”). The Company anticipates effecting a reverse stock split in connection with the IPO pursuant to a future amendment to the Company’s certificate of incorporation that will be filed with the Delaware Secretary of State prior to the filing of the preliminary prospectus for the IPO. The Preliminary Price Range set forth in this letter does not reflect the anticipated reverse stock split. The Company also notes that the actual price range included in the preliminary prospectus for the IPO (the “Bona Fide Price Range”) is expected to fall within

*Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY PRONAI THERAPEUTICS, INC.

PRONAI -1

Securities and Exchange Commission

Division of Corporation Finance

June 23, 2015

the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 from the low end to the high end, pursuant to Commission guidance. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters of the proposed offering, including discussions that took place on June 23, 2015 between senior management of the Company and representatives of Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the lead underwriters for the IPO.

Prior to June 23, 2015, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s IPO public marketing process, which it anticipates could commence as soon as July 6, 2015. Though the Company does not currently anticipate this happening, such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. If that were to occur, we would inform the Staff immediately of that occurrence. We are providing this information to you supplementally to facilitate your review process.

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Nick Glover, Chief Executive Officer

Sukhi Jagpal, Chief Financial Officer

ProNAi Therapeutics, Inc.

Stephen Graham, Esq.

James Evans, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Charles Kim, Esq.

David Peinsipp, Esq.

Divakar Gupta, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY PRONAI THERAPEUTICS, INC.

PRONAI -2